CITY TELECOM (H.K.) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 1137)

VOLUNTARY ANNOUNCEMENT

Mr. Wong assuming the office of Chief Executive Officer of ATV

This is a voluntary announcement made by the Company.

The Board has been informed by Mr. Wong Wai Kay, Ricky, the Chairman and an Executive Director of the Company, that he will assume the office of Chief Executive Officer of Asia Television Limited, a company incorporated in Hong Kong, with effect from 4 December 2008.

This is a voluntary announcement made by the City Telecom (H.K.) Limited (the “Company”).

Mr. Wong Wai Kay, Ricky (“Mr. Wong”) is the Co-founder, Chairman and an Executive Director of the Company and its subsidiaries (collectively referred to as the “Group”). The board of directors (the “Board”) of the Company has been informed by Mr. Wong that he will assume the office of Chief Executive Officer of Asia Television Limited (“ATV”, a company incorporated in Hong Kong and a holder of a Domestic Free Television Programme Service Licence under the Broadcasting Ordinance (Cap. 562, the Laws of Hong Kong)), with effect from 4 December 2008 (the “ATV Appointment”).

Mr. Wong will continue to serve as the Chairman and an Executive Director of the Company and has indicated to the Board that he would devote sufficient time to discharge his executive responsibilities as the Chairman and an Executive Director of the Company but would reduce his level of participation in the daily management of the Group, because the Group has grown beyond the start-up stage and does not require his full-time attention.

The Board believes that the ATV Appointment will not negatively affect Mr. Wong’s ability or capacity in discharging his executive responsibilities for the Group to any material extent. On the contrary, the Board believes that, in a trend of the convergence of the media and telecommunications industries, the Group may benefit from the additional value Mr. Wong may create by the ATV Appointment.

By order of the Board
City Telecom (H.K.) Limited
Lai Ni Quiaque
Executive Director, Chief Financial Officer and
Company Secretary

Hong Kong, 4 December 2008

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.